PATRICE LIVE, ENG.
Manager – Mining
BBA
630, René-Lévesque West, suite 2500
Montreal, Quebec H3B 1S6
Telephone: (514) 866-2111 (ext 5018)
Fax: (514) 866-2116
Email: patrice.live@bba.ca

CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers du Quebec
Toronto Securities Commission
The United States Securities Commission
American Stock Exchange

I refer to the annual information form for the fiscal year ended December 31, 2007 (the "AIF") of Aurizon Mines Ltd. (the "Company") and the annual report on Form 40-F for the fiscal year ended December 31, 2007 (the "Form 40-F") of the Company.

I, Patrice Live, Eng., do hereby consent to being named as a professional person in the AIF and Form 40-F and authorize the use of the information represented in the AIF and Form 40-F as having been prepared by me or under my supervision.

Dated this 31th day of March, 2008.

Signature of Qualified Person

Patrice Live, Eng.
Print Name of Qualified person

INGÉNIEUR · ENGINEER
PATRICE LIVE
38991
QUÉBEC